ChipMOS TECHNOLOGIES INC.
No. 1, R&D Road 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

April 18, 2016

Via E-mail

Amanda Ravitz
Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ChipMOS TECHNOLOGIES INC.

Registration Statement on Form F-4

Filed February 26, 2016

File No. 333-209733

ChipMOS TECHNOLOGIES (Bermuda) LTD.

Schedule 13E-3

Filed February 26, 2016

File No. 005-79614

Dear Ms. Ravitz:

This letter is submitted by ChipMOS TECHNOLOGIES INC. (the “Company” or “ChipMOS Taiwan”) in response to the comments that you provided on behalf of the staff in the Office of Electronics and Machinery in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by a letter dated March 24, 2016 to the Company with respect to the Form F-4, File No. 333-209733, initially filed by the Company on February 26, 2016 (as filed on that date, the “Initial Registration Statement on Form F-4”) and Schedule 13E-3, File No. 005-79614, initially filed by the Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (“IMOS”) on February 26, 2016 (as filed on that date, the “Schedule 13E-3,” and together with the Initial Registration Statement on Form F-4, the “Filing”), as set forth in your letter to the Company dated March 24, 2016. In response to the Staff’s comments, the Company is filing via EDGAR under separate cover Amendment No. 1 to the Registration Statement on Form F-4 (“Amendment No. 1”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers of the revised proxy statement/prospectus accompanying Amendment No. 1 (the “Revised Proxy Statement/Prospectus”).

Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Revised Proxy Statement/Prospectus.

Form F-4

General

1.	Identify the ChipMOS Taiwan Filing Persons by name and position with IMOS and ChipMOS Taiwan. Describe their interests in the proposed transactions, as they differ from the interests of unaffiliated shareholders generally. Describe their roles in the proposed reorganization (if any) separate and apart from their roles as officers and directors of one or both companies. We may have additional comments. This information should be included in the Summary and Question and Answer sections, as well as elsewhere in the prospectus, as appropriate to context.

The Company respectfully advises the Staff that it has already disclosed the ChipMOS Taiwan Filing Persons’ names and positions with IMOS and ChipMOS Taiwan, respectively, in Annex F to Initial Registration Statement on Form F-4. In particular, the information identifies:

•	Shih-Jye Cheng: IMOS’s Chairman and Director/Chief Executive Officer; ChipMOS Taiwan’s Chairman and Director/President;

•	Chin-Shyh Ou: IMOS’s Deputy Chairman and Independent Director and ChipMOS Taiwan’s Independent Director; and

•	Shou-Kang Chen: IMOS’s Director and Chief Financial Officer; ChipMOS Taiwan’s Vice President of the Finance and Accounting Management Center.

The Company has revised the disclosure on page 9 and page 22 of the Revised Proxy Statement/Prospectus to include the names and positions of the ChipMOS Taiwan Filing Persons in the Summary and Question and Answer section, respectively.

In addition, the Company respectfully advises the Staff that it has already disclosed the interests of certain IMOS and ChipMOS Taiwan persons, including the ChipMOS Taiwan Filings Persons, as they differ from the interests of unaffiliated security holders of IMOS generally, on page 10 of the Summary section, as well as in the section entitled “Special Factors — Interests of Certain IMOS and ChipMOS Taiwan Persons in the Merger” commencing on page 72 of the Revised Proxy Statement/Prospectus.

The Company respectfully advises the Staff that the ChipMOS Taiwan Filing Persons do not have additional roles in the proposed Merger separate and apart from their roles as officers and directors of either or both of IMOS and ChipMOS Taiwan.

2.	Please advise us as to whether, and if so, how, Tsinghua Unigroup Ltd. is affiliated with ChipMOS Technologies Inc., ChipMOS Technologies (Bermuda) Ltd., and/or any of the other filing persons listed on Schedule 13E-3.

The Company respectfully advises the Staff that Tsinghua Unigroup Ltd. is not affiliated with ChipMOS Taiwan, IMOS, or any of the other filing persons listed on Schedule 13E-3.

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Structure Chart Prior to and after the Effective Time, page 5

3.	Please briefly describe here whether you considered the merger consideration in determining the price at which Tsinghua Unigroup Ltd. would purchase shares in the Private Placement.

The Company respectfully advises the Staff that the Private Placement is a transaction that is separate and distinct from the Merger, and the Company did not consider the merger consideration in determining the price at which Tsinghua Unigroup Ltd. would purchase shares in the Private Placement. The Tsinghua Share Subscription Agreement was entered into on December 11, 2015, prior to the January 21, 2016 execution date of the Merger Agreement, at which time the merger consideration was still being negotiated between IMOS and ChipMOS Taiwan, as described in the section entitled “Special Factors — Background of the Merger” commencing on page 31 of the Revised Proxy Statement/Prospectus, and therefore had not been determined yet.

The Company has revised the disclosure on pages 6 and 147 of the Revised Proxy Statement/Prospectus to reflect the above.

4.	In this connection, please describe the importance of the Private Placement to the overall plan of merger and reorganization, including the intended use of proceeds from that transaction.

The Company respectfully advises the Staff that the Private Placement is a transaction that is separate and distinct from the Merger, which was entered into by ChipMOS Taiwan at a time when the terms of the Merger (including the Merger Consideration) were still being negotiated between IMOS and ChipMOS Taiwan. ChipMOS Taiwan did not consider the Merger Consideration in determining the price at which Tsinghua Unigroup would purchase shares in the Private Placement. After completion of the Private Placement, the Company expects that the Tsinghua Unigroup will assist it in expanding and strengthening its relationship with companies providing assembly and test services for LCD drivers and wafer bumping services in the People’s Republic of China (“PRC”). The Company also expects that Tsinghua Unigroup will introduce other potential suppliers, customers and business partners in the PRC to the Company. The Company plans to use the proceeds from the Private Placement for capacity expansion and technology development in the PRC and Taiwan, potential acquisitions and other general corporate purposes.

The Company has revised the disclosure on page 147 of the Revised Proxy Statement/Prospectus to reflect the above.

Interests of Certain IMOS and ChipMOS Taiwan Persons in the Merger, page 20

5.	Please revise to include a discussion of the continued employment and continued directorship arrangements discussed on page 151.

The Company respectfully advises the Staff that it has added disclosure on page 11 of the Revised Proxy Statement/Prospectus in respect of the continuing employment and directorship arrangements discussed on page 151 of the Initial Registration Statement on Form F-4 .

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Selected Consolidated Financial Data, pages 27 and 30

6.	Please state the ratio of earnings to fixed charges, or advise. See Item 13 of Schedule 13E-3, Instruction 1 thereto, and corresponding Item 1010(c)(4) of Regulation M-A.

The Company respectfully advises the Staff that it has revised the disclosure on pages 88 and 91 of the Revised Proxy Statement/Prospectus to include the ratio of earnings to fixed charges and provided the details on the computation of the ratio of earnings to fixed charges in Exhibit 12.1 to Amendment No. 1.

7.	Please explain to us why you only included three years of selected consolidated financial data for both companies. Refer to the requirements of Item 3.A of Form 20-F.

The Company respectfully advises the Staff that it has revised the disclosure on pages 86-91 of the Revised Proxy Statement/Prospectus to include selected consolidated financial data as of and for the years ended December 31, 2012, 2013, 2014 and 2015 for each of IMOS and ChipMOS Taiwan.

Beginning on January 1, 2013, IMOS has adopted IFRS for reporting its annual consolidated financial statements on Form 20-F. IMOS’s annual report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 18, 2016 and incorporated by reference into the Revised Proxy Statement/Prospectus, is also prepared based on IFRS. Until and including IMOS’s consolidated financial statements included in its annual report on Form 20-F for the year ended December 31, 2012, IMOS prepared its consolidated financial statements in accordance with accounting principles generally accepted in the ROC (“ROC GAAP”) with reconciliation to accounting principles generally accepted in the U.S. (“U.S. GAAP”).

IMOS’s historical selected financial data as of and for the year ended December 31, 2011 prepared in accordance with ROC GAAP with reconciliation to U.S. GAAP has been omitted from the “Selected Financial Data” section in the Revised Proxy Statement/Prospectus as such information was prepared on the basis of accounting principles that was previously used and IMOS believes that it will incur unreasonable effort or expense to restate the selected financial data as of and for the years ended December 31, 2011 on the basis of IFRS.

Similarly, until and including ChipMOS Taiwan’s consolidated financial statements for the year ended December 31, 2012, ChipMOS Taiwan prepared its consolidated financial statements in accordance with ROC GAAP. ChipMOS Taiwan’s historical selected financial data as of and for the years consolidated financial statements as of and for the years ended December 31, 2011 has been omitted from the “Selected Financial Data” section in the Revised Proxy Statement/Prospectus as such information was prepared on the basis of accounting that was previously used and ChipMOS Taiwan believes that it will incur unreasonable effort or expense to restate the selected financial data as of and for the years ended December 31, 2011 on the basis of IFRS.

The Company further respectfully advises the Staff that the same approach had been adopted for annual reports on Form 20-F by several companies similarly situated as the Company where an IFRS transition occurred, including Taiwan Semiconductor Manufacturing Company Limited, Chunghwa Telecom Co., Ltd., Siliconware Precision Industries Co., Ltd. and LG Display Co., Ltd.

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Summary Pro Forma Financial Information, page 32

8.	Please revise to disclose how you determined the IMOS equivalent per share amounts on page 32 and provide us with an example of your calculation.

The Company respectfully advises the Staff that the following disclosure has been included on page 92 of the Revised Proxy Statement/Prospectus to explain how the Company determined the IMOS equivalent per share amounts. The IMOS per share amounts were calculated based on the earnings for the years ended December 31, 2014 and 2015, divided by ChipMOS Taiwan’s average outstanding shares taking into consideration the ChipMOS Taiwan Shares to be received by IMOS shareholders in the Merger and shares owned by IMOS on January 1, 2014 and January 1, 2015, respectively, which will be cancelled upon the effectiveness of the Merger, and assuming that the Merger had been completed on January 1, 2014 and January 1, 2015, respectively. The IMOS per share amounts were then converted into the IMOS equivalent of 0.9355 ChipMOS Taiwan ADS.

The Company also respectfully provides the following example of the calculation:

	IMOS Equivalent	IMOS Equivalent
	(per ChipMOS Taiwan share)	(per 0.9355 ChipMOS Taiwan ADS)
	US$	US$
Earnings per share:
Basic	0.072	1.35
Diluted	0.07	1.34
Book value per share	0.60	11.19

1 ChipMOS Taiwan ADS = 20 ChipMOS Taiwan Shares

Exchange ratio = 0.9355

Each IMOS shareholder will receive 18.71 ChipMOS Taiwan Shares for each IMOS Share held (20 common stock X 0.9355 exchange ratio = 18.71)

Exchange rate: 1 US$ = 32.79 New Taiwan Dollars (“NT$”)

Pro Forma Outstanding Shares

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ChipMOS Taiwan Average Basic Outstanding Shares on 12/31/2015 = 877.4 million

IMOS Outstanding Shares on 1/1/2015 = 29.0 million

Number of ChipMOS Taiwan Shares to be received by IMOS shareholders = 29.0 million X 18.71 = 542.6 million ChipMOS Taiwan Shares

Number of ChipMOS Taiwan Shares owned by IMOS on 1/1/2015 which will be cancelled upon Merger = 522.1 million

Total Pro Forma Average Basic Outstanding Shares on 1/1/2015 = 877.4 million + 542.6 million - 522.1 million = 897.9 million shares

Pro Forma Earnings Per share

ChipMOS Taiwan net income for the year ended 12/31/2015 = NT$2,130.3 million

Pro Forma Earnings Per Share = NT$2,130.3 million / 897.9 million shares = NT$2.37 per share

Pro Forma Earnings Per Share in US$ = NT$2.37 per share / 32.79 = US$0.072 per share

Pro Forma Earnings IMOS Equivalent of 0.9355 ChipMOS Taiwan ADS = US$0.072 X 18.71 = US$1.35

Risk Factors, page 35

9.	It appears that the ChipMOS Technologies (Bermuda) Ltd. shareholders will experience dilution in their ownership interest both as a result of the merger and the Private Placement. Please revise to address this risk.

The Company respectfully advises the Staff that it has revised the disclosure on pages 96 and 97 of the Revised Proxy Statement/Prospectus to address this risk.

Memory Semiconductor Market, page 58

10.	Please revise to include your basis for disclosing that the memory market is expected to grow and that this growth is linked, in part, to anticipated memory content increases in PC applications. Also, clarify your parenthetical disclosure to state when a recovery in the PC market is expected to occur.

The Company respectfully advises the Staff that based on the overall industry consensus and feedback from our customers, although the PC market in general is expected to remain flat or decline, the anticipated memory content in PC, including DRAM and NAND flash, is expected to increase.

The Company has revised the disclosure on page 118 of the Revised Proxy Statement/Prospectus to reflect the same.

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Results of Operations, page 92

11.	Please provide more detail regarding the reasons for the material year-to-year changes in revenue for each comparison you present and clarify what you mean by “capacity utilization rate” and how this differs from changes in demand. Refer to Instruction 1 to Item 5 of Form 20-F.

The Company respectfully advises the Staff that it has revised the disclosure (commencing on page 153 of the Revised Proxy Statement/Prospectus) to provide more details on the reasons for the material year-to-year changes in revenue for each comparison presented.

The Company calculates capacity utilization rate as follows: for any period of time, we divide the total number of units actually produced by our facilities during the period by the maximum number of units that these facilities are capable of producing during the period. The quotient is the capacity utilization rate for the selected period.

The capacity utilization rate generally increases in correlation to increases in the total volume of our customer orders. Conversely, the rate also generally decreases in correlation to decreases in the total volume of our customer orders. Therefore, the rate is generally correspondent to changes in demand.

The Company respectfully advises the Staff that IMOS has disclosed in its annual reports on Form 20-F for years 2009 through 2015 the above discussion regarding “capacity utilization rate” in response to a 2009 Staff comment letter dated June 30, 2009 for which IMOS responded in a letter dated July 13, 2009.

Special Factors, page 112

12.	Relocate the Special Factors section to the forepart of the disclosure document. See Rule 13e-3(e)(1)(ii).

In response to the Staff’s comment, the Company has relocated the Special Factors section to the forepart of the Revised Proxy Statement/Prospectus commencing on page 29.

Background of the Merger, page 114

13.	Explain how the boards and senior managements of each company determined that the merger would be the best transaction to further the goals listed in the first non-italicized paragraph under this heading. Explain the other options they considered.

The Company respectfully advises the Staff that it has revised the disclosure on pages 31, 32 and 71 of the Revised Proxy Statement/Prospectus to address the strategic alternatives that the boards of directors and senior management of each IMOS and ChipMOS considered before concluding that the Merger would be the best transaction to further achieve IMOS’s and ChipMOS Taiwan’s long-term strategic plans to improve the corporate governance of the ChipMOS Group, eliminating the holding company discount

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in the current market trading price of the IMOS Shares, enhancing investment flexibility and efficiencies, reducing operational cost, providing operational and administrative efficiencies in the long term, maximizing shareholder value and achieving a more tax efficient ChipMOS Group structure.

14.	We note various statements with respect to the engagement of Credit Suisse as ChipMOS Taiwan Special Committee’s financial advisor and the disclosure at page 128 concerning IMOS’ consideration of “the financial analysis reviewed and discussed with the ChipMOS Taiwan Special Committee by representatives of Credit Suisse.” Please note that any presentation, discussion, or report held with or presented by Credit Suisse that is materially related to the Rule 13e-3 transaction, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please also note that any written report, opinion or appraisal referred to in response to Item 1014(d) or Item 1015 of Regulation M-A, including presentation materials such as “board books” must be filed as an exhibit under Item 1016(c).

The Company respectfully advises the Staff that it has, with the permission of Credit Suisse, added disclosure on page 59 of the Revised Proxy Statement/Prospectus concerning a presentation delivered by Credit Suisse to the ChipMOS Taiwan Special Committee on January 21, 2016, and filed Credit Suisse’s presentation as Exhibit 99.8 to Amendment No. 1.

15.	You must provide a reasonably detailed description of all presentations presented by the financial advisor to the Special Committee of ChipMOS Technologies (Bermuda) Ltd. In this regard, we note the disclosure at the top of page 132. For any presentation that has not been discussed, please revise the disclosure to provide a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Your discussion should also include a discussion of the extent to which there are material differences between the various presentations and how such differences, if any, were reflected in the fairness opinion provided. Also, file each presentation as an exhibit to your registration statement in accordance with Item 1016 of Regulation M-A.

The Company respectfully advises the Staff that, in response to the Staff’s comment, it has revised the disclosure with regards to these presentations beginning on page 50 of the Revised Proxy Statement/Prospectus. The presentations that Wells Fargo Securities delivered on October 9, 2015, November 2, 2015, November 13, 2015, November 14, 2015, November 17, 2015, November 18, 2015, December 17, 2015, December 22, 2015, January 11, 2016 and January 14, 2016 fall into one of two categories: (1) they are preliminary versions of the presentations described in more detail in the Revised Proxy Statement/Prospectus, without any material variations, or (2) they contain mere presentations of public information and arithmetic calculation that Wells Fargo Securities was asked to collect or perform by IMOS. We, respectfully, do not believe additional summary of these presentations is required, nor would it be useful to IMOS shareholders.

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16.	In this connection, to the extent management prepared any projections related to the deliberations of the board or special committee, please file those documents as exhibits or advise.

The Company respectfully advises the Staff that it has filed as Exhibit 99.9 to Amendment No. 1 the projections and forecasts the management prepared related to the deliberations of the boards and special committee.

17.	Please discuss in greater detail how the final exchange ratio was determined and which party proposed the final ratio.

The Company respectfully advises the Staff that, in response to the Staff’s comment, the Company has added disclosure on page 39 of the Revised Proxy Statement/Prospectus concerning how the final exchange ratio was determined after it was proposed by the ChipMOS Taiwan Special Committee.

Recommendation of the IMOS Special Committee and the IMOS Board…, page 123

18.	Item 1014 specifically requires the subject company include a statement as to whether it reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Please revise the disclosure to expressly state whether the Special Committee reasonably believes that the transaction is fair to unaffiliated security holders and whether the IMOS Board has adopted this conclusion. See Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Revised Proxy Statement/Prospectus to specifically address the unaffiliated security holders.

19.	All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). If the IMOS Board did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and (d) were not considered, please expand the disclosure to include a statement of the basis for the belief as to fairness despite the absence of these safeguards.

In response to the Staff’s comment with respect to paragraph (c) of Item 1014 of Regulation M-A, the Company has revised the disclosure on page 44 of the Revised Proxy Statement/Prospectus. The Company respectfully advises the Staff that the Merger is different from other types of going-private transactions in two different aspects. Firstly, unlike in other going-private transactions where unaffiliated security holders are bought out and excluded from the future growth and upside potential of the subject company, for the Merger, as described under the section entitled “Special Factors — Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger” of the Revised Proxy Statement/Prospectus, through receipt of ChipMOS Taiwan ADSs as part of the Merger Consideration, the IMOS shareholders, including unaffiliated security holders, will have significant ongoing equity participation following the Merger in the same business and results of operations conducted by IMOS and its subsidiaries prior to the Merger, allowing IMOS shareholders to continue to participate in the future earnings and potential growth, if any, in and of this business and results of operations of the combined company.

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Secondly, unlike in other going-private transactions where the buyer group typically owns a significant stake in the subject company, in the Merger, the ChipMOS Taiwan Filing Persons, in aggregate, own only approximately 1.65% of the IMOS Shares outstanding as of March 31, 2016. The unaffiliated security holders therefore own the significant majority of the outstanding IMOS Shares and a majority of them voting for the Merger will already be a determining factor for the approval of the Merger. Therefore, the Company believes that the factor listed in paragraph (c) of Item 1014 of Regulation M-A is not material in the current transaction.

In response to the Staff’s comment with respect to paragraph (d) of Item 1014 of Regulation M-A, the Company respectfully advises the Staff that as described under the section entitled “Special Factors — Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger” in the Revised Proxy Statement/Prospectus, the IMOS Special Committee was advised by its independent financial advisor, Wells Fargo Securities, and by its independent legal counsel, Cooley LLP, each retained by and reporting solely to the IMOS Special Committee. The financial analysis reviewed and discussed with the IMOS Special Committee by representatives of Wells Fargo Securities, as well as the opinion delivered by Wells Fargo Securities to the IMOS Special Committee on January 21, 2016, which opinion was confirmed in writing and is attached as Annex D to the Revised Proxy Statement/Prospectus, to the effect that, as of January 21, 2016, and based upon and subject to the factors and assumptions set forth in Wells Fargo Securities’ written opinion, the Merger Consideration of US$3.71 in cash, without interest, and 0.9355 ChipMOS Taiwan ADS, representing 18.71 ChipMOS Taiwan Shares to be paid to IMOS shareholders in exchange for each outstanding IMOS Share pursuant to the Merger Agreement was fair from a financial point of view to the IMOS shareholders.

In response to the Staff’s comment with respect to paragraph (e) of Item 1014 of Regulation M-A, the Company has revised the disclosure on page 43 of the Revised Proxy Statement/Prospectus.

In response to the Staff’s comment with respect to Instruction 2 of Item 1014 of Regulation M-A, the Company respectfully advises the Staff that as specified under the section entitled “Special Factors — Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger” in the Revised Proxy Statement/Prospectus, the factors considered in determining the fairness of the transaction to IMOS’s unaffiliated security holders have already been disclosed.

20.	We note the statement regarding the ChipMOS Taiwan Filing Persons’ reliance on “the factors considered by, and the conclusions of, the IMOS Special Committee and the IMOS Board discussed in ‘Recommendation of the IMOS Special Committee and the IMOS Board and Reasons for the Merger’ beginning on page 123.” Please revise to clarify whether the ChipMOS Taiwan Filing Persons expressly adopt the analysis and conclusions reached by IMOS as disclosed on page 123 in relation to their fairness determination.

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In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Revised Proxy Statement/Prospectus.

21.	Please note that to the extent that the ChipMOS Taiwan Filing Persons do not expressly adopt the analyses and determinations as to fairness provided with respect to IMOS, the filing should be revised to indicate whether and, if so, how the ChipMOS Taiwan Filing Persons considered each of the factors described in Item 1014 of Regulation M-A in reaching their fairness determination.

The Company respectfully advises the Staff that as disclosed on page 46 of the Revised Proxy Statement/Prospectus, the ChipMOS Taiwan Filing Persons expressly adopted the analysis and conclusions reached by the IMOS Special Committee that the Merger is fair to IMOS’s unaffiliated security holders.

22.	We note the disclosure in the fourth bullet on page 129 that the ChipMOS Taiwan Filing Persons considered the opinions provided by IP International and Diwan & Company in reaching their fairness determination. Please revise to include an analysis of how the opinions provided by these entities supported the filing persons’ determination as to the fairness of the transaction to non-affiliates in light of the fact that the opinions provided by both entities concluded only that the consideration to be received was “reasonable.” Please also explain the meaning of the term “reasonable” as it used in the context of the opinions provided by IP International and Diwan & Company.

The Company respectfully advises the Staff that IP International and Diwan & Company are financial advisers established under ROC law, and under ROC law, such financial adviser’s opinions are required to address the “reasonableness” of the share exchange ratio in any merger involving a ROC company. The ChipMOS Taiwan Board engaged IP international and Diwan & Company to express opinions as to the reasonableness of the share exchange ratio in the Merger.

Under ROC law, the meaning of “reasonableness” includes reasonableness of the transaction terms and reasonableness of the transaction price.

IP International and Diwan & Company, in connection with their opinions, focused on the reasonableness of the transaction price based on “fair market value”. Fair market value refers to a price, expressed in terms of cash equivalents, agreed between a hypothetical willing and able buyer and a hypothetical willing and able seller, each acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts. Therefore, in this context, the ChipMOS Taiwan Filing Persons believed that IP International and Diwan & Company’s opinions as to the reasonableness of the share exchange ratio was a relevant factor in reaching their conclusion that the Merger Consideration is fair to the unaffiliated security holders of IMOS. .

In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the Revised Proxy Statement/Prospectus to reflect the same.

The Company respectfully advises the Staff that the opinions provided by IP International and Diwan & Company were only one of the many factors, enumerated on pages 46 to 48 of the Revised Proxy Statement/Prospectus, that the ChipMOS Taiwan Filing Persons considered in reaching their fairness determination. No single factor was dispositive in ChipMOS Taiwan Filing Persons’ determination.

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Certain Financial Projections, page 130

23.	Please revise your filing to disclose all forecasts provided to the financial advisor and any material assumptions or limitations underlying such forecasts. Please ensure that you disclose the complete projections, instead of a summary of them as indicated at page 130.

The Company respectfully advises the Staff that it has filed as Exhibit 99.9 to Amendment No. 1 the projections and forecasts which the management provided to Wells Fargo Securities and which were considered by the IMOS Special Committee and by the IMOS Board. The Company believes that the summary forecasts presented on page 49 of the Revised Proxy Statement/Prospectus (formerly on page 130 of the initial proxy statement/prospectus accompanying the Initial Registration Statement on Form F-4) concisely summarizes the most important aspects of such forecasts without overwhelming the readers with unnecessarily detailed information. Interested shareholders may consult Exhibit 99.9 to Amendment No. 1 for more details.

Opinion of the IMOS Special Committee’s Financial Advisor, page 131

ADS Analysis, page 138

24.	Please discuss in greater detail the methodology and criteria used in selecting companies with United States-traded ADSs for purposes of the ADS Analysis. Also, indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

The Company respectfully advises the Staff that Wells Fargo Securities has advised us that it has reviewed all companies listed on the Taiwan and Hong Kong stock exchanges that also had ADSs listed on the NYSE and NASDAQ as of January 19, 2016 per the S&P Capital IQ database. No additional filters or criteria were used for selecting companies for this analysis. Wells Fargo Securities limited its review to companies with ADSs listed on the NYSE and NASDAQ to ensure that it had accurate and reliable data for each company reviewed.

Miscellaneous, page 139

25.	We note your disclosure in the last paragraph. Please disclose any material relationship that existed during the past two years or is mutually understood to be contemplated as well as any compensation received or to be received as a result of the relationship between Wells Fargo and ChipMOS Technologies (Bermuda) Ltd. or any of its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

The Company respectfully advises the Staff that Wells Fargo Securities has advised us that during the two-year period ended January 21, 2016, the Investment Banking Division of Wells Fargo Securities has not provided any financial advisory and/or underwriting services to either IMOS or ChipMOS Taiwan or either of their respective affiliates for which Wells Fargo Securities has received compensation. As such, the Company does not believe there is any material relationship or compensation arrangement that requires further disclosure.

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Classification of the Merger, page 156

26.	Where counsel opines what the tax consequences “should” be, please revise to explain why counsel cannot give a “will” opinion and describe the degree of uncertainty in the opinion. In each case, provide appropriate risk factor and/or other disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, see Section III.C.4 of Staff Legal Bulletin 19 (October 14, 2011).

The Company respectfully advises the Staff that counsel has revised its opinion as included in Exhibit 8.1 to Amendment No. 1 so as not to opine what the tax consequences “should” be and to give a “will” opinion.

27.	It is inappropriate to assume any legal conclusions underlying the opinion. In this regard, please revise the last paragraph of this section and the first sentence under the heading “Consequences of the Merger…” accordingly. For guidance, see Section III.C.3 of Staff Legal Bulletin 19 (October 14, 2011).

The Company respectfully advises the Staff that it has revised this section on page 77 of the Revised Proxy Statement/Prospectus so as not to assume any legal conclusions underlying the opinion.

Consolidated Financial Statements for the Years ended December 31, 2012, 2013 and 2014

Note 26. Related Party Transactions, page E-56

28.	We see your disclosure on page 49 and in Note 26 that ThaiLin Semiconductor’s available-for-sale financial assets included shares of ChipMOS Bermuda. We also see that ThaiLin sold these shares back to ChipMOS Bermuda and recognized significant gains in fiscal years 2013 and 2014. Please explain to us the purpose and strategy for ThaiLin holding ChipMOS Bermuda shares. Please also explain to us the basis for your accounting treatment for these sales.

The Company respectfully advises the Staff that ThaiLin’s previous holding of IMOS Shares came from various sources which include: (1) 1,015,158 shares acquired pursuant to ThaiLin’s enforcement of the collateral provided by ProMOS under the Stock Pledge Agreement dated December 3, 2008, entered into between ThaiLin and ProMOS; (2) 506,364 shares acquired pursuant to the Rule 10b5-1/10b-18 securities purchase program launched on December 28, 2008; (3) 467,059 shares acquired pursuant to the interest shares payment in 2010 and 2011 and (4) 4,485,630 shares acquired pursuant to the conversion in March 2011 under IMOS’s 2009 Notes held by ThaiLin.

ThaiLin’s holding of IMOS Shares was for the purpose of cash management to better utilize ThaiLin’s cash on hand. ThaiLin accounted for the IMOS Shares as available-for-sale financial assets. In subsequent measurement, differences between fair value and book value of the IMOS Shares were recognized as other comprehensive income.

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In 2013 and 2014 ThaiLin sold 4,093,705 shares in total to IMOS based on the Share Purchase Agreement signed between ThaiLin and IMOS. The share price for the sale was determined based on the 20 days average closing price from the fifth day before the transaction date with a 7% discount. Differences between the transaction price and the book value as well as the accumulated other comprehensive income previously recognized were recognized into current year profit or loss.

Unaudited Condensed Interim Consolidated Financial Statements for the Nine Months ended September 30, 2014 and 2015

Note 2. Revenue Recognition, page E-95

29.	We see that you changed your revenue recognition accounting policy in the interim financial statements to discuss the stage of completion and your ability to measure the costs incurred and costs to complete the transaction. Please explain to us the specific changes to your revenue recognition policy and the impact that it had on your financial statements. Please revise to clarify your revenue recognition accounting policy, including point of revenue recognition, for different revenue streams.

The Company respectfully advises the Staff that there has been no change to the revenue recognition policy or the way we recognize our revenue. Changes made to Footnote 2 (t) “Revenue Recognition” of the interim financial statements are to provide a clearer description about our revenue recognition model.

In the financial statements for the years ended December 31, 2014, 2013 and 2012, the Company disclosed in Footnote 2 (q) “Revenue Recognition” that “…the Group recognized revenue upon completion of testing and assembly services”.

As a service provider of IC assembly and test services, measurement of the stage of completion and the ability to measure the costs incurred and costs to complete the transaction are the key criteria to recognize revenue for rendering of services under IAS 18 “Revenue”. In order to enable the readers of the financial statements to understand the way revenue is recognized upon completion of testing and assembly services, additional disclosure was made in Footnote 2 (t) “Revenue Recognition” of the interim financial statements. The Company believes such additional disclosure provides a clearer description about how revenue was recognized.

Exhibit 5.1

30.	Please have counsel revise the opinion to address whether the shares will be, when sold, legally issued as the term is understood under United States law. For guidance, see Sections II.B.1.a and II.B.1.c of Staff Legal Bulletin No. 19 (October 14, 2011).

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The Company respectfully advises the Staff that Exhibit 5.1 to Amendment No. 1 has been revised based on the Staff's comments. Lee and Li is of the view that, subject to the qualifications and assumptions set forth in its opinion, the ChipMOS Taiwan Shares underlying the ChipMOS Taiwan ADS, when issued and delivered by the Company, will satisfy all three elements of "legally issued" shares as set forth in Section II.B.1.a of Staff Legal Bulletin No. 19, i.e. (1) the Company is validly existing under the laws of ROC, and the ChipMOS Taiwan Shares will be duly authorized; (2) the actions required by the ROC Company Act to approve the issuance of the ChipMOS Taiwan Shares will have been taken; and (3) the ChipMOS Taiwan Shares will be issued in compliance with the requirements of the ROC Company Act, the Company’s articles of incorporation, and the resolutions approving the issuance of those ChipMOS Taiwan Shares.

31.	Please tell us whether your “other representatives” mentioned in the last paragraph on page 1 of this exhibit are your employees. If not, please tell us why you believe it is necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5) to rely upon the accuracy of those representatives’ representations of facts. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011).

The Company respectfully advises the Staff that Exhibit 5.1 to Amendment No. 1 has been revised in response to the Staff's comment.

Exhibit 8.2

32.	If you are electing to use a “short-form” opinion, please revise your combined proxy statement/prospectus to state clearly that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of the named counsel. For guidance, please see Sections III.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

The Company respectfully advises the Staff that counsel has revised the tax consequences section on page 75 of the Revised Proxy Statement /Prospectus to state that the disclosure is the opinion of K&L Gates LLP, counsel to IMOS.

33.	Please have counsel revise the exhibit to sign the opinion.

The Company respectfully advises the Staff that the exhibit has been revised to reflect that counsel signed the opinion.

ChipMOS Technologies (Bermuda) Ltd. Form 6-K filed March 21, 2016

34.	We see that you restated your unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2015 to correct errors related to the attribution between equity attributable to equity holders of the company and non-controlling interest. Please tell us whether these errors have any impact on the ChipMOS Taiwan financial statements included in the Form F-4.

The Company respectfully advises the Staff that the error only relates to IMOS’s allocation of total shareholders’ equity between equity holders of IMOS and non-controlling interest. It does not have any impact on the ChipMOS Taiwan’s financial statements included in the Initial Registration Statement on Form F-4.

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35.	Under a related matter, you also indicated that you have taken and completed all actions necessary to remediate the causes of the related material weakness identified on March 9, 2016. Please explain to us the actions you have taken to remediate the material weakness.

The Company respectfully advises the Staff that it had established a control in place to implement a formalized process, including detailed analysis, i.e. research of literatures and materials or consult with external consultants when need, and multiple levels of review by qualified personnel including the Company’s Vice President of Finance and Accounting Management Center, of accounting treatment for significant and infrequent/ complex transactions.

Under the control and formalized process established, a detailed assessment and analysis is performed to ensure proper accounting treatment for all significant, complex and infrequent transactions. Assessments performed are reviewed by the respective function manager, who is responsible for the transactions and is knowledgeable with the transaction details. The assessments are approved by a senior manager. Upon posting journal entries related to the significant, complex and infrequent transactions, a step by step check is completed by the approving manager to the source documents and assessment performed to ensure the entry is recorded correctly and in the proper period.

*      *      *

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Please note that Amendment No. 1 also includes certain other updates to the Company’s disclosures and internal conforming changes.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 1; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Filing. Please do not hesitate to contact the undersigned or James C. Lin of Davis Polk & Wardwell, counsel to the Company, at +852-2533-3368, if you have any questions regarding Amendment No. 1 or this letter.

Sincerely,

ChipMOS TECHNOLOGIES INC.

By:	/s/ Shih-Jye Cheng
Chairman and President

cc:	James C. Lin, Esq. (Davis Polk & Wardwell LLP)

Signature page to the acknowledgment